SUPPLEMENT TO TRANSFER AGENCY AND SERVICES AGREEMENT

This Supplement dated as of February 9, 2018 (this “Supplement”) is to the Transfer Agency and Services Agreement dated September 12, 2011 as amended (the “Agreement”), by and between ALPS Fund Services, Inc. (“ALPS”) and Cortina Funds, Inc. (the “Cortina”).

WHEREAS, Cortina and ALPS desire to implement consolidation of Cortina’s National Securities Clearing Corporation (“NSCC”) operating account and implement certain changes to movement of cash in Cortina’s operating account(s); and

WHEREAS, Cortina and ALPS wish to supplement the Agreement in certain respects as more fully set forth below effective as of the date of this Supplement.

NOW, THEREFORE, in consideration of the premises and mutual covenants hereinafter contained, the parties hereto agree as follows:

1.	ALPS shall cause to be moved to Cortina custody accounts, on behalf of each applicable series of Cortina, all Depository Trust Clearing Corporation (“DTCC”) purchase settlements paid into transfer agency demand deposit accounts at Colorado State Bank and Trust (the “Depository Institution”) and recorded in the name of Cortina as beneficial owner, on behalf of each applicable series of Cortina that (i) are maintained in connection with ALPS’ services to Cortina under the Transfer Agency Agreement and (ii) as to which ALPS has authority to make deposits and withdrawals (the “Operating Accounts”). Each movement shall occur the business day after settlement from DTCC.

2.	Each month, from any earnings credits/interest attributable to amounts held in the Operating Accounts (the “Credit”), ALPS will retain for certain administrative services related to the Operating Accounts, twenty-five percent (25%) of the Credit (the “Administration Fee”) and shall apply the remaining portion of the Credit against Depository Institution fees. If Credit further remains, that Credit shall apply to fees for services under the Agreement.

3.	Notwithstanding anything to the contrary in any agreement under which ALPS is authorized, directly or indirectly, to perform for Cortina transfer agency, shareholder servicing agency, or related services, whether as principal, agent or sub-agent, ALPS is hereby authorized and instructed to accept or deposit into the Operating Accounts, (i) all checks and payments received by ALPS from NSCC, an affiliate of DTCC (if NSCC’s services are utilized by Cortina), broker-dealers, intermediaries for shareholders or shareholders, and any other sums received by ALPS on behalf of Cortina, for investment in shares of each applicable series of Cortina, while such sums await their crediting to the applicable series of Cortina and (ii) any amounts received from a custodian for Cortina for payment to an existing or former shareholder.

4.	Cortina shall pay a monthly fee consisting of a pro rata application of consolidated NSCC fees and service fees for administering the consolidated account, and the Administration Fee for ALPS’ administration of the Operating Account(s) held at the Depository Institution.

5.	Cortina represents and warrants to ALPS that the arrangement described in this Supplement has been approved by a majority of the directors or trustees, as applicable, of Cortina, including a majority of the disinterested or unaffiliated directors or trustees of Cortina or its affiliates.

6.	Except as specifically set forth herein, all other provisions of the Agreement and the Fee Schedule shall remain in full force and effect. Any items not herein defined shall have the meaning ascribed to them in the Agreement.

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

CORTINA FUNDS, INC.

By:	/s/ Lori Hoch
Name:	Lori Hoch
Title:	Secretary

ALPS FUND SERVICES, INC.

By:	/s/ Jeremy O. May
Name:	Jeremy O. May
Title:	President